DUNDEE BANCORP TO PROVIDE $190 MILLION IN BRIDGE FINANCING TO
DUNDEE WEALTH IN CONNECTION WITH ACQUISITION OF CARTIER

Toronto, Ontario - November 11, 2003 - Dundee Bancorp Inc. (TSX:DBC) and Dundee Wealth Management Inc. (TSX:DW) jointly announced today that Dundee Bancorp has agreed to provide $190 million in financing to Dundee Wealth.

Dundee Wealth announced today that it has entered into a definitive agreement with Cartier Partners Financial Group Inc. to acquire 100% of the outstanding shares of Cartier pursuant to a public takeover bid to all shareholders of Cartier for aggregate consideration of $123.4 million consisting of a combination of $95.2 million cash and 3.737 million common shares of Dundee Wealth. In addition, in connection with this offer, Dundee Wealth will acquire Cartier's outstanding debt of approximately $90 million owed to Cartier Capital Limited Partnership and the 30% of Cartier Mutual Funds not owned by Cartier for $3.09 million cash and 120,934 common shares of Dundee Wealth. The details of the offer will be contained in a take-over bid circular to be mailed to the shareholders of Cartier.

Reinforcing its commitment to growing its financial service operations through Dundee Wealth, Dundee Bancorp is providing the financial support required to complete the Dundee Wealth offer to acquire Cartier. Dundee Bancorp has agreed to provide a total of $190 million in bridge financing to Dundee Wealth pursuant to two credit facilities. The first facility is a one-year $100 million credit facility on normal commercial terms and reflects the terms of the $100 million credit facility Dundee Bancorp has arranged with a Canadian chartered bank for this purpose. The second facility is a $90 million 6-month convertible loan. This facility will have the same rate of interest as the $100 million facility but will be repaid in common shares of Dundee Wealth. The share price for repayment of this loan will be the price at which Dundee Wealth completes its public offering of common shares or, if not completed during the 6-month term, $7.90 per share representing the market price of the common shares at the time the facility was arranged. Dundee Wealth will pay Dundee Bancorp a cash fee of $1.9 million (one half on mailing of the circular for the offer and one half on draw down of the facility) and will also pay the $1 million fee payable by Dundee Bancorp to the bank (one half on mailing of the circular for the offer and one half on draw down of the facility). In addition, Dundee Wealth will issue Dundee Bancorp a three-year warrant to acquire 1.8 million common shares at the same price at which the convertible loan is converted. The exercise of the warrant is subject to receiving the disinterested shareholder approval of Dundee Wealth shareholders.

Dundee Bancorp owns approximately 84% of Dundee Wealth and as such these financing arrangements constitute a "related party transaction" for the purposes of applicable securities rules. However, given that the $100 million facility is on normal commercial terms and the $90 million convertible loan and related fees are less than 25% of Dundee Wealth's market capitalization, these arrangements are not subject to any shareholder approval or valuation requirements. The independent directors of Dundee Wealth have approved the terms of the financing facility provided by Dundee Bancorp and the related fees.

Dundee Wealth filed a preliminary prospectus for an offering of its common shares in all provinces of Canada in September 2003. Dundee Wealth intends to proceed with its equity issue and intends to file an amended and restated preliminary prospectus reflecting the Cartier transaction. The proceeds of the issue, when completed, will be used to pay for the acquisition or repay in whole or in part the $190 million in credit facilities provided by Dundee Bancorp to finance the offer.

For further information contact:
Dundee Bancorp Inc.	Dundee Wealth Management Inc.
Ned Goodman	Don Charter
Chairman, President and Chief Executive Officer	Executive Vice President
(416) 365-5665	(416) 350-3255

Joanne Ferstman	Joanne Ferstman
Chief Financial Officer	Chief Financial Officer
(416) 365-5010	(416) 365-5010